Exhibit 21

Subsidiaries of HQSM

Name of Subsidiary	Jurisdiction of Incorporation of Organization
HQ Sustainable Maritime Marketing Inc.	New York

Jade Profit Investment Limited	British Virgin Islands

Sealink Wealth Limited	British Virgin Islands

Phoenix Global Creation Limited	British Virgin Islands

Jiahua Marine Bio–Products Company Limited	People’s Republic of China

Hainan Quebec Ocean Fishing Co. Ltd.	People’s Republic of China

Highest Quality Aquaculture Feed

Products Company Limited	People’s Republic of China

HQ Sustainable Maritime Industries (Hong Kong) Limited	Hong Kong

HQ Sustainable Maritime Marketing (Canada) Inc	Canada

Kingly Sun International Limited	British Virgin Islands

Liberal Sky Holdings Limited	British Virgin Islands

Unique Solutions Holdings Limited	British Virgin Islands